Exhibit (a)(5)

Adept Technology, Inc.

5960 Inglewood Drive

Pleasanton, CA 94588

September 23, 2015

Dear Stockholder:

I am pleased to inform you that, on September 16, 2015, Adept Technology, Inc. (the “Company”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with OMRON Corporation (“Omron”), Omron Management Center of America, Inc., a wholly owned subsidiary of Omron (“Parent”), and Hoffman Acquisition Corp., a wholly owned subsidiary of Parent (“Purchaser”). In accordance with the Merger Agreement, Purchaser commenced on September 23, 2015 a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.001 per share (the “Common Stock”), at a price of $13.00 per share of Common Stock, net to the seller in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law.

If at least a majority of the outstanding shares of our Common Stock are validly tendered into the Offer and not validly withdrawn, then, following the consummation of the Offer and on the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”) with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the time the Merger becomes effective (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock (i) held by the Company in treasury or owned by Omron, Parent or any direct or indirect wholly owned subsidiary of Omron, Parent (including Purchaser) or the Company, which, in each case, will be cancelled and cease to exist, with no payment being made with respect thereto and (ii) held by stockholders who are entitled to and properly exercise appraisal rights under Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the Offer Price, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law.

The board of directors of the Company (the “Board”) unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, (ii) subject to the terms of the Merger Agreement, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and resolved that the Merger is governed by Section 251(h) of the General Corporation Law of the State of Delaware, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer. Accordingly, and for the other reasons described in more detail in the enclosed copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, the Board recommends that the Company’s stockholders accept the Offer and tender their shares of Common Stock into the Offer.

Accompanying this letter are (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, dated September 23, 2015, (ii) Purchaser’s Offer to Purchase, dated September 23, 2015, which sets forth the terms and conditions of the Offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares of Common Stock into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 5:00 p.m., New York City time, on Thursday, October 22, 2015, unless extended.

Sincerely,

Rob Cain
President and Chief Executive Officer